Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of November 12, 2013. This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management regularly to review the consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward- looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward-looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous drilling at the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

Despite the current market conditions for gold and silver exploration companies, the management team at Almaden remains encouraged by the ongoing results of the Company’s exploration especially at Ixtaca as outlined below to the date of this MD&A:
  Mexico projects:
°
Ixtaca Zone (part of the Tuligtic property) - On January 31, 2013, the Company announced the maiden resource calculation and preliminary metallurgy for the Ixtaca Zone. These results are fully described in the Ixtaca Zone NI 43-101 Indicated and Inferred Mineral Resource Statement Report (filed on SEDAR on March 15th, 2013). As noted in the previous quarterly report, the Ixtaca zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal. The preliminary metallurgical test results indicated nonoptimised gold and silver recoveries that are roughly equivalent for each geological domain. The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks. Drilling and further metallurgical testing to improve on already positive results are both underway.

°
Two holes were drilled on the El Cobre copper gold project with encouraging results as reported in news release dated May 6, 2013. The program was curtailed in view of current depressed markets and to focus on the ongoing successful progress on the Ixtaca Zone on the Tuligtic property. Further exploration of this exciting target will be resumed when market conditions are more favourable.

°
On July 25, 2013, the TSX Venture Exchange accepted for filing a purchase and sale agreement dated June 10, 2013 between the Company and Tarsis Resources Ltd. (“Tarsis”) whereby the Company sold 100% interest in the BP and Black Jack Springs properties in Nevada and the Yago, Mezquites, San Pedro and Llano Grande properties in Mexico for 4 million shares of Tarsis and a 2% net smelter return royalty. In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties. The sale is consistent with Almaden's goal of creating assets through prospecting and maximizing shareholder exposure to discovery with minimum risk. The sale also allows management to focus time and resources on advancing the Company's Ixtaca gold-silver discovery and other projects in eastern Mexico. This agreement should allow for earlier development while the Company retains a significant indirect interest.

  Nevada, USA projects:
°
Willow - The Company previously completed a TITAN 24 geophysical survey and the property is ready for drilling. A geological review of this data resulted in drill target selection and permits to drill have been received. Drilling is dependent on budgeting considerations under current market conditions.

  Canadian projects:
°
Merit - During the quarter the agreement with the optionee was terminated. The target here is a silicified ridge with anomalous gold in soil geochemistry. Trenching several years ago by the Company prospectors exposed vein material which contained anomalous gold values in rock and soil. The Company will consider conducting a small drill program in 2014.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca. Having announced the resource calculation and metallurgical results in late January 2013, the Company plans to continue its exploration drill program with the objective of expanding and upgrading the resource and seeking new zones of mineralization elsewhere on the property. Scoping engineering work necessary as a basis for a Preliminary Economic Analysis (PEA) is underway.

When economic conditions are more favourable, programs on the other Company assets will be considered. The prime targets for renewed activity are:

Mexican Projects:

°	El Cobre -The Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program. Drilling to date on one target was encouraging and several other high potential targets remain untested. o Others - The Company is cautiously advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

Nevada, USA Projects:

°	Willow - A first stage drill program has been planned and permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.

Canadian Projects:

°	Merit - A short drilling program is being considered for 2014.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation. The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. Through this means, the Company endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner. The Company will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach. If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential and this was the case at Ixtaca.

The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone before seeking partners for them. In this way, the Company expects to attract stronger partners for options and joint ventures. Because the Company has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal and Mining Market Factors and Conditions

Most commodity prices have risen over the last decade but given the current economic climate, these prices have experienced a sharp correction. Precious metals prices dropped sharply in 2013 but have recently recovered somewhat from the recent lows. For base metals, lower prices seem to be related to concerns over economic conditions in the large developing nations that are building infrastructure and the size of above ground metal inventory or stockpiles. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might further affect metal prices. With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to difficult economic conditions around the world and how these might affect capital and operating costs, profits and personal savings. Some gold and silver funds have experienced redemptions that resulted in liquidations of metals held and thus have adversely reduced metal prices. Large trading volumes in futures markets have tended to have a mostly negative effect on precious metal prices and this has led to increased buying of physical gold and silver and more interest in taking physical delivery when futures contracts expire. This has led to backwardation, which refers to the situation where spot prices are higher than prices for future delivery. Up to this point gold and silver related stocks have fared worse in relation to the metal prices and many junior exploration companies are having difficulty financing their operations. Several intermediate and large production companies have suffered huge write downs and are reducing budgets and personnel. This has made these firms far more cautious about merger and acquisition activity which is further exacerbated by difficulty in valuing of assets when stock prices are so depressed. In fact, some larger companies are seeking to divest of non-core assets to reduce their debt burden and lower their average operating costs. Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive. Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

These factors require frequent review of plans and budgets against a backdrop of fewer good development projects. Existing mines are being depleted but there is no appetite in the markets for grassroots projects. It seems clear that the current cut back in exploration means fewer good projects in the world being advanced to replace the mined out deposits.

The Company plans to cautiously advance the Ixtaca project with the expectation of it developing into one of the more highly promising and advanced projects in the world when the market for gold and silver projects improves. Company’s management expects little opportunity to farm out early stage projects until junior explorers again have access to funding.

World economic conditions have led to a decision by some cash strapped governments to seek or threaten higher tax and royalty policies and these issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. In Mexico, a royalty based on mining profits has passed in the lower house of the federal government. However, when compared to the difficult and arbitrary regulation and demands placed on mining and exploration in some countries, the Company’s decision to operate in the North American Free Trade zone where the three signatories operate under rule of law is proving to be sound.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three- year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

Cautionary Note - The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company. Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) - Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The property is 100% owned by Almaden. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico. Almaden has several other projects staked along this trend.

Recent Updates

On January 31, 2013, the Company announced the maiden resource calculation and preliminary metallurgy for the Ixtaca Zone as summarized in the table below. The Ixtaca zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal. The resource was presented in gold equivalent (AuEq) ounces and cut-offs calculated based on price ratios (the AuEq calculation is based on three year trailing average prices of $1,500/oz gold and $29/oz silver). The preliminary metallurgical test results indicate non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks.

Highlights of the Resource and Metallurgical Report include the following:

•	Indicated Resource of 2,019,000 AuEq ounces using the base case 0.5 grams per tonne (g/t) AuEq cutoff comprised of 56.99 million tonnes grading at 1.10 g/t AuEq (0.52 g/t Au and 29.91 g/t Ag).

•	Inferred Resource of 1,552,000 AuEq ounces using the base case 0.5 g/t AuEq cutoff comprised of 41.53 million tonnes grading at 1.16 g/t AuEq (0.56 g/t Au and 31.41 g/t Ag).

•
Excellent overall Au and Ag recoveries from a combination of flotation, gravity concentration and intensive leaching averaging 88% for Au and 82% for Ag across all geologic domains: In basement rocks average recoveries are 93% for Au and 82% for Ag (ranging from 88.6 to 96.8% for Au, and 81.8 to 87.0% for Ag); in volcanics 54.1% Au, and 61.9% Ag.

•	High gravity recoveries of Au in basement rocks averaging 55% (ranging from 48% to 59%); 15% for volcanic rocks.

Management believes the outstanding preliminary metallurgical recoveries and maiden resource estimate represent a major milestone for Almaden shareholders underlining the potential and quality of this growing gold-silver deposit. At a discovery cost of under $3.50 per gold equivalent resource ounce using the 0.5 g/t AuEq cutoff, the Ixtaca Zone has been advanced from initial discovery to a world class resource in a little more than 2.5 years with minimal dilution to shareholders. This low discovery cost means the cash spent on the Ixtaca deposit has been converted to an asset: gold in the ground defined by an independent resource study. This is in large part due to the dedication and skill of our team and the economies of owning our own drills. Further, based on the surface footprints of currently known gold in soil anomalies, we see considerable expansion potential along strike from the current resource and elsewhere on the 14,000 hectare 100% owned Tuligtic Project. We plan to maintain our aggressive pace of exploration in 2013 and carry out engineering studies as we advance the property towards development.

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	97,840,000	0.38	21.8	0.8	1,202,000	68,580,000	2,526,000
0.4	73,610,000	0.45	25.87	0.95	1,074,000	61,230,000	2,258,000
0.5	56,990,000	0.52	29.91	1.1	960,000	54,800,000	2,019,000
1	20,920,000	0.85	49.82	1.81	570,000	33,510,000	1,218,000
2	5,740,000	1.31	88.14	3.01	241,000	16,270,000	556,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	65,880,000	0.43	22.93	0.88	917,000	48,570,000	1,855,000
0.4	51,800,000	0.5	27.12	1.02	826,000	45,170,000	1,700,000
0.5	41,530,000	0.56	31.41	1.16	741,000	41,940,000	1,552,000
1	17,830,000	0.82	50.6	1.8	469,000	29,010,000	1,030,000
2	5,080,000	1.14	83.18	2.75	186,000	13,590,000	449,000

Table 1 - Ixtaca Zone NI 43-101 Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3 g/t, 0.4, 1 and 2 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1,500/oz gold and $29/oz silver.

Resource Estimate

The data available for the resource estimation consisted of 225 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Indicated or Inferred based on drill hole density and grade continuity.

Metallurgical Gold and Silver Test work

Metallurgical testwork on Ixtaca commenced with the treatment of a range of composite samples, comprising half drillcore intersections from each of the main geologic domains: dyke, limestone, limestone/dyke high grade (HG), black shale (Northeast Extension Zone) and volcanic tuff material. Each composite was made up of five sub composites, each of which was taken from a separate drillhole, representing a different part of the respective geologic domain. Samples were shipped from Ixtaca in late August 2012 and inspected at the Blue Coast Laboratory in early September 2012 prior to processing. Grades of composites received for testing are presented in Table 2.

Zone	Au (g/t)	Ag (g/t)
Dyke	0.73	45.6
Limestone	0.76	49.25
Limestone/Dyke HG	2.01	123.5
Black Shale	0.93	46.4
Tuff	0.8	12.95
Table 2 - Ixtaca Metallurgical Domain Sample Grades

Metallurgical testwork comprising gravity-recoverable gold (GRG) testwork, leaching of the gravity tailings, as well as stage- and bulk flotation tests on each of the 5 zone samples was conducted between October and December 2012. Initial excellent results for GRG testing as well as flotation on the HG samples indicated good potential for these process routes. Combinations of gravity, leaching and flotation indicate excellent potential for gold and silver recovery from the resource. Individual metallurgical results for the zones tested are shown in Table 3.

	Gravity Only Recovery		Flotation Only Recovery
Zone	Au (Wt%)	Ag (Wt%)	Au (Wt%)	Ag (Wt%)
Dyke	48.4	N/A	94.4	87.0
Limestone	58.7	N/A	85.7	79.9
Limestone/Dyke HG	58.7	N/A	92.0	88.8
Black Shale	54.9	N/A	93.2	83.5
Tuff (Volcanic)	15.1	N/A	52.3	63.2
Table 3 -Metallurgical Results for Ixtaca Domain Samples

Initial process results indicate that treatment of Ixtaca material by a combination of grinding to a p80 of 100-150^m plus gravity recovery on the cyclone underflow, with recovery of gold and silver by means of bulk flotation, followed by intensive leaching of the combined gravity and flotation concentrates is a viable process route for the Ixtaca resource. A summary of metallurgical parameters for the main zones tested for this process route is presented in Table 4.

Zone	Overall Recovery
	Au Wt%	Ag Wt%
Dyke	96.8	85.3
Limestone	88.7	78.3
Limestone HG	94.9	87.0
Black Shale	95.9	81.8
Tuff (Volcanic)	54.1	61.9

Table 4 - Overall Projected Gravity + Flotation + Intensive Leach Recoveries
QAQC and Reporting

On March 15th, 2013 Almaden filed the independent report describing this resource and preliminary metallurgy on SEDAR, EDGAR and Almaden’s website. The report is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. and Dr. Andrew Bamber, P.Eng. of MineSense Ltd. all of whom act as independent consultants to the Company, are Qualified Persons as defined by NI 43-101. The metallurgical testing work was conducted by Blue Coast Group, Parksville, British Columbia. The metallurgical testing results were reviewed by independent metallurgical engineer Dr. Andrew Bamber, P.Eng. who authored the above summary of the metallurgical test work. The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then reanalysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP- AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with NI 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit approximately 10% of drill core analyses used in the mineral resource estimate. A total of 6,826 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses. All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses. No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with handled with appropriate reanalyses. The mineral resource estimate referenced in the January 31st press release and March 15th Technical Report was prepared in November-December 2012 by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

During the three months ended September 30, 2013, the Company incurred $1,592,297 of exploration costs, primarily on drilling and assaying compared to $1,574,592 during the same period in 2012. During the nine months ended September 30, 2013, the Company incurred $4,142,910 of exploration costs (nine months ended September 30, 2012 - $4,770,296). The exploration work completed during the quarter relates to an infill drilling program designed to upgrade resources currently in the inferred category to the higher confidence measured and indicated categories. At the same time, the Company also focused on step out drilling to expand the resource.

Upcoming / Outlook

The Company plans to continue its drill program in hopes to expand the preliminary resource estimate and to continue outlining the potential of the Ixtaca Zone, Ixtaca North Zones and Chemalaco Zone (Northeast Extension). Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone. Further metallurgical work and preparation of a Preliminary Economic Analysis are also planned. This program will be funded and managed by the Company.

El Cobre - Mexico
100% owned (subject to a 0.5% NSR)

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”). As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and past partners along this strike length has returned significant copper and gold values. The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile. In November 2011, Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property. This program was planned to help identify where to focus a program of deeper drilling. Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$3,000,000.

During the three months ended September 30, 2013, the Company incurred a total of $30,646 of exploration costs on El Cobre compared to $31,287 during the same period in 2012. During the nine months ended September 30, 2013, the Company incurred a total of $191,670 of exploration costs (nine months ended September 30, 2012 - $288,955).

Upcoming / Outlook

In December 2012, Almaden commenced a 5,000-meter exploration drill program at El Cobre. This was suspended in the first quarter of 2013 after completing two holes on one of the multiple targets due to budgetary reasons to allow the Company to focus on the Ixtaca Zone of the Tuligtic project.

ATW - NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd. The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No work was conducted during the 2013 drilling season because a suitable drill was not available to sample lake bottom till from the ice road and under conditions of the property. The drill program has been deferred until next winter.

During the three months ended September 30, 2013, the Company spent $8,032 maintaining the property compared to $7,453 during the same period in 2012. During the nine months ended September 30, 2013, the Company incurred $16,165 of exploration costs on the property (nine months ended September 30, 2012 - $16,145).

Willow - Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets. A drill program has been permitted but will be subject to staff and budget availability.

During the three months ended September 30, 2013, the Company spent $20,885 maintaining the property compared to $23,103 during the same period in 2012. During the nine months ended September 30, 2013, the Company incurred $22,393 of exploration costs on the property (nine months ended September 30, 2012 - $46,584).

BP - Nevada, USA

A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block in 2010. It covers an area of hydrothermal alteration, including extensive jasperoid development and clay alteration in shale units. Preliminary sampling on this property found anomalous values in precious metals and pathfinder elements. On July 25, 2013, the TSX Venture Exchange accepted for filing a purchase and sale agreement dated June 10, 2013 between the Company and Tarsis Resources Ltd. (“Tarsis”) whereby the Company sold 100% interest in this property along with several others (Black Jack Springs property in Nevada, and the Yago, Mezquites, San Pedro and Llano Grande properties in Mexico) for 4 million shares of Tarsis and a 2% net smelter return royalty. In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.

Other properties:

(i) Caldera - Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking. This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008. Further geological mapping and sampling were carried out in March and April 2009 with encouraging results. A drill program was being considered for this property and is fully permitted. The Company may consider further work based on crew and equipment availability. During the three months ended September 30, 2013, the Company incurred $10,315 of exploration costs on the property compared to $16,729 of exploration costs during the same period in 2012. During the nine months ended September 30, 2013, the Company incurred $69,910 of costs on the property (nine months ended September 30, 2012 - $32,712 less recoveries of $30,824). All costs were written-off to operations.

(ii) Yago - Mexico

In an agreement approved July 25, 2013, the property was vended along with several others properties (see BP - Nevada, USA above).

(iii) Matehuapil and Santa Isabela - Mexico
100% owned

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property. The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”), formerly Apex Silver Mines Limited, to earn a 60% interest. Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received). In 2010 Golden Minerals completed a preliminary diamond drilling program on the project. No significant assays were intersected. On April 8, 2013, the Company received notice from Golden Minerals of their intention to terminate the agreement subject to meeting all the termination conditions. The Company will review final reports from Golden Minerals and decide the appropriate action for this property.

(iv) Nicoamen River - B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.

(v) Merit - B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking. During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions. Sunburst terminated the agreement on July 23, 2013.

(vi) Dill - B.C., Canada

On January 23, 2012, the Company entered into an agreement with Fjordland Exploration Inc. (“Fjordland”) to earn a 100% interest. Fjordland paid the Company $25,000 cash and issued 250,000 shares to the Company. On January 21, 2013, Fjordland acquired a 100% interest in the property paying the Company an additional $25,000 cash and issuing an additional 250,000 common shares to the Company. A further 1,500,000 shares of Fjordland will be issued to the Company upon the completion of a NI 43-101 Resources Estimate.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 29, 2013.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile. There is no assurance that the Company will be able to recover the current fair market value of those shares. The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The prices of other metals and mineral products that the Company may explore have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs. However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties. This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays. However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At November 12, 2013 there were 5,915,000 stock options, 4,376,000 warrants and 186,000 finder’s warrants outstanding. Directors and officers hold 4,785,000 of the options and 1,130,000 are held by employees and consultants of the Company. Directors hold 76,000 of the warrants.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At September 30, 2013, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets. An impairment of exploration and evaluation assets of $59,769 for the three months ended September 30, 2013 (three months ended September, 2012 - $306,312) has been recognized. An impairment of exploration and evaluation assets of $235,390 has been recognized for the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $940,364).

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Sep 13 Quarter	Jun 13 Quarter	Mar 13 Quarter	Dec 12 Quarter	Sep 12 Quarter	Jun 12 Quarter	Mar 12 Quarter	Dec 11 Quarter
	$	$	$	$	$	$	$	$
Total revenue	53,418	49,100	55,209	75,319	115,338	66,069	42,441	63,179
Net (loss) income	(915,280)	(1,000,845)	(1,680,232)	(5,414,896)	(1,989,068)	(2,103,020)	(731,393)	9,955,344
(Loss) income per share - basic	(0.01)	(0.02)	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)	0.18
(Loss) income per share - diluted	(0.01)	(0.02)	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)	0.17
(Loss) income on exploration and evaluation assets	(218,532)	-	115,590	5,000	-	-	42,500	10,945,319
Write-down of interests in exploration and evaluation assets	59,769	19,975	155,646	328,492	306,312	499,902	134,150	77,468
Share-based payments	-	370,550	11,400	201,200	1,016,000	499,050	-	51,600
Working capital	16,803,537	18,197,558	16,087,288	19,474,784	22,365,888	23,900,168	28,193,773	30,513,403
Total assets	50,116,249	49,513,984	47,020,941	49,132,316	49,912,312	50,040,837	53,459,890	53,905,269
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended September 30, 2013 compared to the three months ended September 30, 2012

For the three months ended September 30, 2013, the Company recorded a net loss of $915,280 or $0.01 per share compared to a net loss of $1,989,068 or $0.03 per share for the three months ended September 30, 2012. The decrease of $1,073,788 in net loss was primarily the result of reductions in impairment of exploration and evaluation assets and share-based payments recognized. The impairment of exploration and evaluation assets fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset interest held at that time. Share-based payments are recognized on the grant of stock options. Both expenses are non-cash items.

Because the Company is an exploration company, it has no revenue from mining operations. The revenue of $53,418 during the quarter ended September 30, 2013 consisted of interest income and other income from office rental and the sale of geological data. The revenue during the quarter ended September 30, 2012 of $115,338 consisted of interest income and other income from office rental and contract exploration services provided to third parties. The decrease in interest income was the result of lower cash balances available for investment.

During the three months ended September 30, 2013, there was a loss on exploration and evaluation assets of $218,532 as a result of the sale of the Company’s 100% interest in the BP and Black Jack Springs properties in Nevada and the Yago, Mezquites, San Pedro and Llano Grande properties in Mexico. During the three months ended September 30, 2012 there was no income or loss on exploration and evaluation assets.

General and administrative expenses were $480,331 in the third quarter of 2013 (September 30, 2012 - $512,218). The decrease in general and administrative expenses resulted from the Company not incurring any stock exchange fees during the current quarter offset by an increase in travel and promotion.

General exploration expenses of $165,564 were incurred in the third quarter of 2013 compared to $213,240 for the three months ended September 30, 2012. These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended September 30, 2013 compared to September 30, 2012 included loss on exploration and evaluation assets of $218,532 (September 30, 2012 - $Nil) resulting from the sale of properties to Tarsis.

Results of Operations for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

For the nine months ended September 30, 2013, the Company recorded a net loss of $3,533,835 or $0.06 per share compared to a net loss of $4,823,481 or $0.08 per share for the nine months ended September 30, 2012. The decrease of $1,289,646 in net loss was primarily the result of a decrease in impairment of exploration and evaluation assets of $704,974 and share-based payments of $1,350,550 offset by an increase of $908,642 in loss on investment in associate.

The Company has no revenue from mining operations as it only conducts exploration and development work. The revenue during the nine months ended September 30, 2013 consisted of interest income and other income from office rental and the sale of geological data of $157,727 compared to revenue of $223,848 during the nine months ended September 30, 2012 consisting of interest income and other income from office rental and contract exploration services provided to third parties.

During the nine months ended September 30, 2013, loss on exploration and evaluation assets was the results of sales of nine properties totalling $102,942 compared to the sale of one property for income of $42,500 during the nine months ended September 30, 2012. The sale or option of properties aims to advance the projects with partners at a very early stage of exploration.

General and administrative expenses were $1,512,394 for the nine month period ended September 30, 2013 (September 30, 2012 - $1,573,276). The primary decrease in general and administrative expenses resulted from lower professional fees from accounting and consulting fees.

General exploration expenses of $516,334 were incurred in the nine months ended September 30, 2013 compared to $637,818 for the nine months ended September 30, 2012. These expenditures vary according to management decisions on work to be done on any property. Given the current market conditions less exploration work was completed to conserve capital.

Significant non-cash items in the nine months ended September 30, 2013 compared to September 30, 2012 included investment in associate, impairment of exploration and evaluation assets, share- based payments and fair-value of contingent share receivable. During the nine months ended September 30, 2013, the loss on investment in associate of $777,072 (September 30, 2012 - income of $131,570) was the recognition of the equity loss/income in Gold Mountain. The equity pick up can vary period to period based on the performance of Gold Mountain. Impairment of exploration and evaluation assets of $235,390 in the nine months ended September 30, 2013 (September 30, 2012 - $940,364) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset interest held at that time. Share-based payments of $381,950 in the nine months ended September 30, 2013 (September 30, 2012 - $1,732,500) are recognized on the grant of stock options in any period. The fair-value of contingent share receivable of $195,300 decreased compared to the same period in 2012 (September 30, 2012 - $382,200) due to the decline in the fair value of the common shares Gold Mountain and Goldgroup.

Liquidity and Capital Resources

At September 30, 2013, the Company had working capital of $16,803,537 including cash and cash equivalents of $14,591,859 compared to working capital of $19,474,784 including cash and cash equivalents of $16,487,408 at December 31, 2012. The decline in working capital of $2,671,247 is mainly due to capitalized expenses incurred for the on-going drill program at Ixtaca and general and administrative expenses. On July 17, 2013, the Company closed on a non-brokered private placement of $5,470,000 to continue the Ixtaca exploration and development program.

In addition, the fair market value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2013 was $2,197,715 or $1,922,947 above book value as presented in the financial statements. The Company has no long-term debt.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year. Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the recent private placement during the quarter.

Three months ended September 30, 2013

Cash used in operations during the quarter ended September 30, 2013 was $180,743 (2012 - $958,669), after adjusting for non-cash activities.

Cash used in investing activities during the third quarter ended September 30, 2013 was $1,781,121 (2012 - $1,893,234). Significant items include expenditures on mineral property interests of $1,845,719 (2012 - $1,952,678) primarily on drilling the Tuligtic property in Mexico.

During the three months period ended September 30, 2013, the Company closed a non-brokered private placement by the issuance of 4,376,000 units at a price of $1.25 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016. A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement. No stock options were exercised during the current quarter (2012 - $1,160,000 on the exercise of 500,000 stock options).

Nine months ended September 30, 2013

Cash used in operations during the nine months ended September 30, 2013 was $2,016,660 (2012 - $2,529,330), after adjusting for non-cash activities.

Cash used in investing activities during the nine months ended September 30 was $5,170,323 (2012 - $1,634,341). Significant items include expenditures on mineral property interests of $5,233,487 (2012 - $5,702,455) primarily on drilling the Tuligtic property in Mexico. The nine months ended September 30, 2012 included net proceeds from the sale of marketable securities of $4,329,375.

During the nine months ended September 30, 2013, the Company received $5,470,000 on closing a private placement by the issuance of 4,376,000 units at a price of $1.25 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016. A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement. The Company also received $172,550 (2012 - $1,260,000) on the exercise of 145,000 (2012 - 600,000) stock options.

Management estimates that the current cash position and expected future cash flows from stock options and participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2012	59,722,321	$75,237,977
September 30, 2013	64,493,321	$81,056,681
November 12, 2013	64,493,321	$81,056,681

Share issuances during fiscal 2013:

During the period ended November 12, 2013, the Company received $172,550 on the exercise of 145.0 stock options. The Company also issued 250,000 shares with a deemed value of $2.15 per share pursuant to a property acquisition agreement.

On July 17, 2013 the Company closed a non-brokered private placement by the issuance of 4.376.0 units at a price of $1.25 per unit for proceeds to the Company of $5,470,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016. A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

The following table summarizes information about warrants outstanding at November 12, 2013:

Expiry date	Exercise price	Dec 31, 2012	Issued	Exercised	Expired/ Cancelled	Nov 12, 2013
January 17, 2015*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
Options outstanding and exercisable		-	4,562,000	-	-	4,562,000
Weighted average exercise price		-	$1.50	-	-	$1.50

*Expiry date is extended to July 17, 2016 and exercise price increases to $1.80 per share if the warrants are not exercised by January 17, 2015.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 11(d) to the consolidated financial statements for the year ended December 31, 2012. During the nine months ended September 30, 2013 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
20,000	$2.26	February 22, 2015
25,000	$1.67	April 25, 2015
90,000	$1.98	April 4, 2018
250,000	$1.66	June 18, 2018

The following table summarizes information about stock options outstanding at November 12, 2013:
Expiry date	Exercise price	Dec 31, 2012	Granted	Exercised	Expired/Cancelled	Nov 12, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(50,000)	-	75,000
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(145,000)	(215,000)	5,915,000
Weighted average exercise price		$2.39	$1.77	$1.19	$2.27	$2.36

As of date of this MD&A, there were 64,493,321 common shares issued and outstanding and 74,970,321 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with aggregate minimum lease payments (see below) to the expiration of the lease on January 31, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2013, the remaining payments for the executive contracts and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total
Office lease	$16,750	$75,000	$81,000	$6,700	$-	$179,450
Executive contracts	126,250	505,000	-	-	-	631,250
	$143,000	$580,000	$81,000	$6,700	$-	$810,700

Proposed Transactions

None

Transactions with Related Parties

(a) Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer. The aggregate compensation paid or payable to key management for services is as follows:
	Nine months ended September 30,
	2013		2012
Salaries, fees and benefits	$517,500	(i)	$461,250	(ii)
Share-based compensation	340,250	(ii)	1,509,750	(iv)
Director’s fees	48,000		39,000
	$905,750		$2,010,000

(i)	Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $180,000 for geological services provided to the Company and recorded in General Exploration Expenses.

(ii)	Hawk Mountain was paid $168,750 for geological services provided to the Company and recorded in General Exploration Expenses.

(iii)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 4, 2013 grant date. The value of 250.0 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date. All options vested upon grant.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 250,000 option-based awards is based on the fair value of the awards ($2.03) calculated using the Black-Scholes model at the May 4, 2012 grant date. The value of 75.0 option-based awards is based on the fair value of the awards ($1.63) calculated using the Black-Scholes model at the June 8, 2012 grant date. The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date. All options vested upon grant.

Other related party transactions

i)	ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property. The Company has a common director with ATW.

ii)	Other

a)
During the nine months ended September 30, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (September 30, 2012 - $9,000).

b)
During the nine months ended September 30, 2013, the Company paid the Chairman’s daughter a salary of $21,750 less statutory deductions (September 30, 2012 - $43,500) for marketing and administrative services.

c)	During the nine months ended September 30, 2013, the Company paid a company controlled by a Director of the Company, $700 (2012 - $200) for accounting services provided to the Company.

Financial Instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

   As at September 30, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$486,782		$82,221
Accounts receivable and prepaid expenses	-
Total assets	$486,782		$899,747
Trade and other payables	$40,800	$
Total liabilities	$40,800		$-

Net assets	$445,982		$899,747

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $49,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $8,000.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the statement of financial position date. The Company’s excise tax receivables consist primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $146,000.

(e)
Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

(f)
Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable securities	$1,043,668	$-	$-	$1,043,668

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets. In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

On October 15, 2013, the Company paid $418,139 ($406,000 USD) recorded in prepaid expenses and 10,000 shares of Almaden as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco and El Cobre properties. The payment and shares are the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement to issue a further 10,000 shares of Almaden. The additional share issuance is subject to regulatory approval.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgements

°
The assessment that the Company has significant influence over the investment (Note 7) which results in the use of the equity accounting method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

°
The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

°	the recoverability of accounts receivable and prepaid expenses which are included in the condensed consolidated interim statements of financial position;

°	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

°	the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

°	the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

°	the estimated value of the exploration and development costs which is recorded in the condensed consolidated interim statements of financial position;

°	the inputs used in accounting for share option expense in the condensed consolidated interim statements of comprehensive loss;

°	the provision for income taxes which is included in the consolidated statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2012;

°	the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statements of financial position;

°	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

°	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);

°	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after September 30, 2013 or later periods. Updates which are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•
IAS 32 Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

•
IFRS 9 Financial Instruments (“IFRS 9”) was issued November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2013, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO have concluded that, as of September 30, 2013, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2013 that has materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P. Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, C.A.
William J. Worrall, Q.C.

Audit Committee members:
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo

Compensation Committee members:
Jack McCleary, P. Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, C.A.

Nominating & Corporate Governance Committee members:
Jack McCleary, P. Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng - Chairman
Morgan Poliquin, P.Eng, Ph.D - Chief Executive Officer, President
Korm Trieu, C.A. - Chief Financial Officer
Dione Bitzer, CMA - Controller & Corporate Secretary